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                              December 22, 2020

       Peter Ma
       Chief Executive Officer
       Edify Acquisition Corp.
       888 7th Avenue, Floor 29
       New York, NY 10106

                                                        Re: Edify Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
25, 2020
                                                            CIK No. 0001832765

       Dear Mr. Ma:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 25, 2020

       Experts, page 149

   1. The disclosure refers to September 13, 2020 as the date of inception. Please revise your registration statement
to reflect that the date of inception is September 30, 2020.
       Note 8     Subsequent Events, page F-13

   2. Please revise your disclosure to include the date that the financial statements were available to be issued
as provided by ASC 855-10-50-1.
 Peter Ma
FirstName LastNamePeter
Edify Acquisition Corp. Ma
Comapany22,
December  NameEdify
              2020    Acquisition Corp.
December
Page  2   22, 2020 Page 2
FirstName LastName
        You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Mitchell Nusbaum